

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 4, 2013

<u>Via E-mail</u>
Morris S. Young
Interim Chief Financial Officer
AXT, Inc.
4281 Technology Drive
Fremont, California 94538

> **Re: AXT, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 15, 2013**
> **File No 000-24085**

Dear Mr. Young:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Accounts Receivable and Allowance for Doubtful Accounts, page 29

1.   Please revise future filings to disclose why you only evaluate receivables in excess of 120 days for foreign customers whereas you evaluate receivables in excess of 90 days for U.S. customers. Please tell us your payment terms for both U.S. and foreign customers. Please also tell us why an allowance for doubtful accounts was not required for 2011 or 2012.

Liquidity and Capital Resources, page 37

2.   We see from pages 72 and 70 that 82% of your revenue is generated from customers located outside of the United States and that deferred tax liabilities have not been recognized for $43.5 million of undistributed earnings of foreign subsidiaries due to your intention to permanently reinvest such earnings. Please revise future filings to disclose the amount of cash and cash equivalents as well as liquid investments held by your foreign subsidiaries at year end and quantify any amounts that would not be available for use in the U.S. without incurring U.S taxes.

Item 8. Financial Statements

Note 13. Income Taxes, page 69

3.   Please tell us the significant components of the (72.5)% adjustment to the statutory federal income tax rate due to "foreign rate differences." We see that the differential significantly increased from prior periods.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Lochhead, Staff Accountant, at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant